DOLLY VARDEN SILVER CORPORATION

Management's Discussion and Analysis

Quarterly Report: September 30, 2024 and subsequent

This Management Discussion and Analysis ("MD&A") of Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") is for the nine months ended September 30, 2024, and is prepared by management using information available as of November 25, 2024. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company as at September 30, 2024 and for the nine months then ended, and the audited consolidated financial statements of the Company as at December 31, 2023 and for the year then ended, and the notes thereto, prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. This MD&A complements and supplements, but does not form part of, the Company's condensed consolidated interim financial statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company's exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 19. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instrument ("NI") 51-102F1 Continuous Disclosure Obligations. All dollar amounts referred to in this MD&A are expressed in Canadian dollars, except where indicated otherwise.

Overview

Dolly Varden Silver Corporation was incorporated under the Canada Business Corporations Act in the province of British Columbia (or "BC") on March 4, 2011. The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "DV" and on the OTCQX trading platform in the United States under the trading symbol "DOLLF". The Company's head office is located at Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Dolly Varden is a mineral exploration company focused on exploration advancing the Kitsault Valley project ("KV Project"), which includes the Dolly Varden property (or "DV") and the Homestake Ridge property located in the Golden Triangle of British Columbia, Canada, 25 kilometres ("km") by road to tide water. The 163-square km KV Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past-producing Dolly Varden and Torbrit silver mines. The KV Project is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other on-trend, high-grade deposits, such as Eskay Creek and Brucejack.

Dolly Varden also has recently consolidated the land package that covers the Big Bulk property and project, located 5 km east of the KV Project. The Big Bulk property is prospective for copper-gold porphyry system and skarn style copper and gold mineralization within Texas Creek Plutonic suite of rocks, similar in age and style to other such deposits in the region (Red Mountain, KSM, Red Chris).

The Company presently has one NI 43-101 Standards of Disclosure for Mineral Projects report, which was signed on March 23, 2023 with an effective date of September 28, 2022, and combines the Dolly Varden property and the Homestake Ridge property. The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 29,277,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

The Company currently has no producing mines and consequently no revenue or cash flow from operations. The recovery of the amounts comprising exploration and evaluation assets are dependent upon: (1) the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those resources; (2) the confirmation of economically recoverable reserves; and (3) future profitable production or on selling the project. It is the intention of the Company to obtain financing through access to public equity markets, debt and partnerships or joint ventures as sources of funding for its exploration expenditures and to meet ongoing working capital requirements.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Big Bulk Property Acquisition

On January 9, 2024, the Company issued 275,000 common shares to Libero Copper & Gold Corporation ("Libero") as consideration for the acquisition by Dolly Varden of an option agreement (the "Option Agreement") from Libero entitling Dolly Varden to earn-in a 100% undivided interest in the property known to Libero as the Big Bulk Property, comprised of seven mineral claims in the Golden Triangle, British Columbia (the "Acquisition"). In connection with the issuance of the consideration shares to Libero, the Company has filed a prospectus supplement to its base shelf prospectus dated April 25, 2023 to qualify the distribution thereof.

As consideration for the Option Agreement, the Company issued Libero 275,000 common shares of the Company valued at $222,750. The Company also made a $50,000 property payment under the Option Agreement. The value of the property included in exploration and evaluation assets is $272,250. In connection with this acquisition, the Company entered into an amended agreement with LCT Holdings Inc., the owner of the Big Bulk Project and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk Property with annual payments over four years ending December 31, 2027, totalling $1,450,000 over the period.  The Company may elect to issue common shares instead of cash payments under certain conditions.

Outlook

Dolly Varden Silver has completed 31,726 meters of drilling this year at its 100% owned high-grade silver and gold district, the Kitsault Valley Project, located in BC's prolific Golden Triangle. The Company has prioritized 3 main objectives for the 2024 drilling campaign. First to identify and expand deposits outside of the mineral resource. This objective was accomplished with significant results from both the Moose and Chance veins (Press release dated June 19, 2024) including 978 g/t silver over 5 meters at Moose. The second goal was to continue to expand the Wolf deposit down dip to the Southwest, which was accomplished (Press releases dated August 12 and 19th, 2024) including 1,091 g/t silver over 9.38 meters and 606 g/t silver over 16.2 meters. The third objective was to follow up on the new gold zone discovery from the 2023 drilling program, mainly at Homestake Silver. This was accomplished with initial results from Homestake Silver wide, high-grade plunge (Press release November 04, 2024) that include 12.23 g/t gold and 84 g/t silver over 34.93 meters, 29.24 g/t gold and 16.94 g/t silver over 13.94 meters. The Company is fully financed for the upcoming 2025 exploration program and is also continuing to review regional consolidation opportunities. The Company's main goal is to derisk, expand and discover economic, high-grade silver and gold ounces.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

2024 Highlights

The 2024 KV Project drill program has been completed, with 69 drill holes drilled for a total of 31,726m, with 41 holes totalling 15,5467 meter drilled at the DV property area and 28 holes totalling 16,181 meters drilled at Homestake Ridge property area (consisting of Homestake Silver and Homestake Main.

➢ On November 4, 2024, the Company announced the first results from the Homestake Silver wide, high-grade mineralized plunge projection from within the deposit area. Results included five drill holes on two vertical sections. Highlights included results from two holes located on the same vertical section and separated by approximately 65 meters. Nominal spacing from previous drill holes is 30 meters.

Highlights from the projection of the wider, high-grade plunge within the Homestake Silver deposit:

  HR24-432: Mineralized envelope including veins: 8.85 g/t Au and 5 g/t Ag over 48.23 meters, including an internal zone of stronger breccia vein intervals grading 29.24 g/t Au and 16 g/t Ag over 13.94 meters, including one breccia vein grading 701 g/t Au and 184 g/t Ag over 0.54 meters.
  HR24-435: Mineralized envelope including veins: 4.64 g/t Au and 38 g/t Ag over 100.80 meters, including an internal interval of stronger breccia vein mineralization grading 12.23 g/t Au and 84 g/t Ag over 34.93 meters. High grade breccia veins include 166 g/t Au and 675 g/t Ag over 0.97 meters.
  HR24-442: Vein breccia zone: 4.58 g/t Au over 9.95 meters including 14.96 g/t Au over 1.69 meters.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 70% to 85% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On September 9, 2024, the Company announced additional results from the Wolf vein high-grade silver plunge expansion directional drilling at the DV property. Results included three directional drill holes drilled from the same pad and intersecting the Wolf vein on the same section, approximately 80 meters to the northeast of previously released (August 18, 2024) that documents step-out holes DV24-404, 409, 412 and 414. Directional drilling technology from this second drill pad was used to precisely target areas for vertical extension. Drill holes DV24-416 and DV24-408 intersected wide and high-grade silver mineralization in Wolf vein breccias and coliform grey silica and carbonate approximately 14 meters above and 30 meters below, respectively from previously reported (September 11, 2023) drill hole DV23-368 that graded 381 g/t Ag, 0.46% Pb and 0.39% Zn over 29.34 meters including 583 g/t Ag, 0.13 g/t Au, 0.66% Pb and 0.45%Pb over 16.97 meter with 1,898 g/t Ag over 1.00 meter

Highlights included results from two holes located on the same vertical section and separated by 44m vertically:

  DV24-416: 654g/t Ag, 0.47% Pb and 0.57% Zn over 21.48 meters, including 1,000 g/t Ag, 0.11 g/t Au, 0.62% Pb and 0.64% Zn over 7.70 meters.
  DV24-408: 513 g/t Ag, 2.95% Pb and 1.82% Zn over 27.19 meters, including 2,520 g/t Ag, 0.34 g/t Au, 0.18% Pb and 0.88% Zn over 2.80 meters.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On September 4 and September 27, 2024, the Company closed two tranches of a bought deal financing, which combined consisted of the issuance of:

  common shares of the Company at a price of $1.00 per common share for gross proceeds of $11,500,000; and
  common shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") (each, a "FT Share") at a price of $1.25 per FT Share for gross proceeds of $20,700,000, to be issued under a private placement.

➢ On August 19, 2024, the Company announced results from the Wolf vein step-out directional drilling. Drill hole DV24-412 grades 606 grams per tonne ("g/t") Ag over 16.20 metres (or "m") on a 45 m step-out from 2023 drilling and 31 m below DV24-404 (previously released August 12, 2024). Wolf vein Step-out:

  DV24-412: 606 g/t Ag, 0.61% Pb and 1.43% Zn over 16.20 metres, including 868 g/t Ag, 0.18% Pb and 0.88% Zn over 2.27 metres.
  DV24-414: 771g/t Ag, 2.93% Pb and 2.29% Zn over 3.77 metres, including 1,065 g/t Ag, 4.64% Pb and 3.48% Zn over 2.26 metres.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

A total of four southwest step-out holes have been completed from one drill pad using directional drilling technology to precisely target areas for step-out and infill work. Drillholes DV24-409, DV24-412 and DV-414 reported here are "daughter" holes turned off the initial "mother" hole DV24-404, as announced on August 12, 2024.

➢ On August 12, 2024, the Company announced the first results from the Wolf Vein step-out directional drilling from the 2024 exploration program. High grade silver mineralization was intersected in a 40 metre southwest step-out.

DV24-404: 1,091 g/t Ag, 1.35% Pb and 1.40% Zn over 9.38 metres, including 2,505 g/t Ag, 3.42% Pb and 2.88% Zn over 1.63 metres.

➢ On  June 19, 2024, the Company announced first results from the 2024 drilling program that came from drilling at the Moose Vein and Chance Vein.

Moose Vein*

  DV24-387: 977 g/t Ag over 5.00 metres, including 3,670 g/t Ag over 0.79 metres

Chance Vein*

  DV24-388: 206 g/t over 23.03 metres, including 597 g/t Ag over 1.40 metres and 749 g/t Ag over 0.50 meters

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

➢ On March 26, 2024, the Company closed a bought deal financing and issued 14,285,700 flow-through common shares at a price of $1.05 per common share, for aggregate gross proceeds of $14,999,985.

➢ On February 12, 2024, the Company announced 2023 step-out drilling at the Homestake Ridge property intersected a new gold-rich zone, to the northwest from the Homestake Silver deposit.

Highlights of Homestake Silver step-outs to the northwest include: (intervals shown are core length**)

  HR23-389: 79.49 g/t Au and 60 g/t Ag (80.21 g/t AuEq*) over 12.45 metres including 1,335 g/t Au and 781 g/t Ag (1,344.42 g/t AuEq*) over 0.68 metres within a broad mineralized zone grading 15.26 g/t Au and 20.05 g/t Ag (15.50 g/t AuEq*) over 66.50 metres.
  HR23-399: 43.10 g/t Au and 66 g/t Ag (43.90 g/t AuEq*) over 1.01 metres and 40.33 g/t Au and 418 g/t Ag (45.37 g/t AuEq*) over 1.75 metres within a broad mineralized zone grading 2.68 g/t Au and 20 g/t Ag (2.92 g/t AuEq*) over 57.70 metres.
  HR23-410: 10.17 g/t Au over 6.61 metres including 50.70 g/t Au over 0.62 meters.

Highlights from Homestake Main infill drilling below high-grade plunge include: (intervals shown are core length**)

  HR23-374: 22.60 g/t Au over 0.67 metres, 18.75 g/t Au over 2.00 metres and 10.15 g/t Au over 1.00 metre in separate vein breccias included in a wider mineralized envelope grading 1.22 g/t Au and 1.90 g/t Ag (1.24 g/t AuEq*) over 83.51 metres.
  HR23-386: 18.14 g/t Au and 30 g/t Ag (18.51 g/t AuEq*) over 2.50 metres including 69.9 g/t Au and 42 g/t Ag (70.41 g/t AuEq*) over 0.50 metres.
  HR23-390: 129.00 g/t Au and 218 g/t Ag (131.63 g/t AuEq*) over 0.50 metres in a vein breccia included in a wider mineralized envelope grading 1.92 g/t Au and 3.58 g/t Ag (1.96 g/t AuEq*) over 50.30 metres.

➢ On January 16, 2024, Dolly Varden announced its drill results from its 2023 program at the Homestake Silver deposit.

Highlights from Homestake Silver include: (intervals shown are core length**)

  HR23-419: Mineralized envelope: 315 g/t AgEq* (2.57 g/t Au and 102 g/t Ag) over 79.20 metres, including internal breccia vein intervals grading 1,508 g/t AgEq2 (9.53 g/t Au and 718 g/t Ag) over 9.22 metres length, 7,572 g/t AgEq* (36.66 g/t Au and 4,533 g/t Ag) over 1.05 metres;
  HR23-416: Mineralized envelope: 357 g/t AgEq* (1.74 g/t Au, 213 g/t Ag) over 93.95 metres length, including internal breccia vein intervals grading 2,802 g/t AgEq* (11.80 g/t Au and 1,824 g/t Ag) over 9.16 metres length, 4,176 g/t AgEq* (13.16 g/t Au and 3,085 g/t Ag) over 2.26 metres and 9,422 g/t AgEq* (55.40 g/t Au and 4,830 g/t Ag) over 1.02 metres;

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

  HR23-415: Mineralized envelope: 630 g/t AgEq2 (5.11 g/t Au and 206 g/t Ag) over 22.80 metres, including internal breccia vein intervals grading 1,754 g/t AgEq* (14.38 g/t Au and 562 g/t Ag) over 6.80 metres length, 4,617 g/t AgEq* (43.40 g/t Au and 1,020 g/t Ag) over 0.88 metres;
  HR23-413: Mineralized envelope: 226 g/t AgEq* (1.40 g/t Au and 110 g/t Ag) over 40.00 metres, including internal breccia vein intervals grading 668 g/t AgEq* (3.05 g/t Au and 415 g/t Ag) over 3.96 metres, 1,998 g/t AgEq* (6.49 g/t Au and 1,460 g/t Ag) over 0.63 metres;
  HR23-407: Mineralized envelope: 246 g/t AgEq* (2.32 g/t Au and 54 g/t Ag) over 55.90 metres length, including internal breccia vein intervals grading 932 g/t AgEq* (8.94 g/t Au and 191 g/t Ag) over 10.72 metres length, 2,149 g/t AgEq* (24.38 g/t Au and 129 g/t Ag) over 0.57 metres and 1,883 g/t AgEq2 (17.78 g/t Au and 410 g/t Ag) over 2.20 metres; and
  HR23-411: Expansion step out hole to the southeast; 445 g/t AgEq* (0.91 g/t Au and 369 g/t Ag) over 10.55 metres including 2,068 g/t AgEq* (1.73 g/t Au and 1,925 g/t Ag) over 0.55 metres.

*(AuEq and AgEq are calculated using only the two precious metal components at US$1650/oz Au, US$20/oz Ag, assumed 100% recovery used. Assays are not capped).

**(Estimated true widths vary depending on intersection angles and range from 65% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated).

Mineral Properties: KV Project

The KV Project contains the Dolly Varden property with silver resources, the newly acquired Homestake Ridge property with gold, silver, copper and lead resources, and the Big Bulk property, a copper-gold porphyry system. Together the consolidated KV Project creates one large, high-grade precious metals project comprising 16,300 hectares, which is 100% held by Dolly Varden. This provides the Company with economies of scale and exploration upside potential in the silver and gold-rich Dolly Varden mining camp, north of Alice Arm, BC, within the regionally important and prolific Stewart Complex in northwestern BC.

Dolly Varden Property

The Dolly Varden property encompasses several historic underground workings, including production stopes from the Dolly Varden and Torbrit mines, exploration adits at North Star and Wolf, as well as several other showings and many mineralized prospects. The silver-rich deposits found on the Dolly Varden property are hosted in Jurassic-aged volcanic and sedimentary rocks (Iskut River Formation) of the Hazelton Group. They display textural and mineralogical similarity to mineralization found in the region in subaqueous, gold- and silver-rich, hot spring-type volcanogenic massive sulfide (VMS) and epithermal style deposits, such as the Eskay Creek and Brucejack deposits, respectively. The nearby Big Bulk claims host porphyry copper-gold style mineralization.

Since acquiring the Dolly Varden property in 2011, fieldwork was dedicated to confirming and expanding the known mineralization near the historic deposits to upgrade into a compliant and current mineral resource estimate ("Current Mineral Resource Estimate") for the Wolf, Dolly Varden, Torbrit and North Star deposits. The Company's work consisted of surface and underground mapping, underground rehabilitation, detailed sampling, data compilation from reliable historic records and over 17,000 metres of core drilling. This data was used to complete an initial Mineral Resource Estimate in 2015.

During the year ended December 31, 2011, the Company purchased the Dolly Varden property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of BC. The Dolly Varden property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired surface rights and fee simple lands where the exploration camp, offices, logging and sampling facilities are situated. The parcel of land is located at waterfront for shoreline access, has current core storage areas and has related property water rights. The total property package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company with a value of $149,808 for a total cost of $302,808.

Homestake Ridge Property

On February 25, 2022, Dolly Varden acquired the Homestake Ridge property. The Homestake Ridge property consists of a 7,500-hectare project area hosting three known deposits that make up the Current Mineral Resource Estimate. Mineralization in the main deposits is interpreted to be structurally controlled epithermal veins and breccia systems within the prospective Jurassic Hazelton, the formation hosting the deposits in the Dolly Varden property area. In addition to epithermal style mineralization, Homestake Ridge also hosts strata bound volcanogenic style mineralization and intrusion related alteration and stock work veining.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Gold mineralization was first discovered at the Homestake Ridge project over 100 years ago with several exploration adits and trenches exposing vein and breccia style mineralization at surface. Mineralization was of significant grade and thickness that the property has been the subject of numerous exploration programs since the 1920s, including prospecting, mapping, soil sampling, exploration drilling and airborne geophysics that have advanced the project and defined the trend of structurally controlled mineralization within the northern continuation of the Jurassic Hazelton formation from the Dolly Varden project. The 15 km of prospective Hazelton formation on the combined Homestake Ridge and Dolly Varden properties has been the focus for historical exploration.

Since 2008, significant diamond drilling at Homestake Ridge has led to definition of a current NI 43-101-compliant Mineral Resource Estimate that is summarized in the Homestake Ridge property section. The advanced stage project had a preliminary economic analysis completed on it in 2020. The exploration potential along the Homestake Ridge trend was tested with deeper historic drilling near the mineral resource and indicates the mineralization continues to depth and along strike. Recent analysis of historic airborne geophysics data from the Homestake Ridge project has defined exploration targets along trend of Homestake Ridge deposits to the south.

The 5.4 km distance between the deposits at Homestake Ridge and the deposits at Dolly Varden are, in the Company's opinion, prospective for further discovery of silver and gold mineralization, as the area is on a magnetic, stratigraphic and anomalous silver and gold geochemical trend within the Kitsault Valley. Geophysics interpretation has defined several target zones below a sediment cover to test along this trend in future exploration.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Mineral Resource Estimates of KV Project

The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 27,317,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

Notes:

(1) Mineral resources are not mineral reserves, as they do not have demonstrated economic viability although, as per Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") requirements, the mineral resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

(2) The mineral resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(3) The mineral resources for the Homestake Main, Homestake Silver and Homestake Reef zones were originally reported in Hough et al (2022) - Qualified Persons ("QP") Andrew J. Turner, P.Geol., and David Stone, P. Eng., effective date January 20, 2022.

(4) The mineral resources for Torbrit, the Dolly Varden deposit, North Star and Wolf were originally reported in Turner and Nicholl (2019) - QP Andrew J. Turner, P.Geol., effective date May 8, 2019.

(5) The resources reported above are reviewed in detail within the Kitsault Valley Technical Report and are accepted as current by the QP, Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd.

(6) The cut-off grade for the Homestake claim block mineral resources is 2.0 g/t AuEq, which was determined using average block grade values within the estimation domains and a Au price of $1,300/troy ounce ("per tr oz"), a Ag price of US$20.00/tr oz and a Cu price of US$2.50/pound, and mill recoveries of 92% for Au, 88% from Ag and 87.5% for Cu and combined mining, milling, and general and administrative costs of approximately US$109/ton.

(7) The cut-off grade for the Dolly Varden claim block mineral resource is 150 g/t Ag, which was determined using a Ag price of US$20.00/tr oz, a recovery of 90% and combined mining, milling, and general and administrative costs of US$80/ton and was supported by comparison to similar projects.

(8) Sufficient sample density data existed to allow for estimation of block density within the estimation domains of the Homestake Main, Homestake Silver and Homestake Reef zones, which ranged from 2.69 metric ton per cubic metre ("t/m3") to 3.03 t/m3.

(9) Bulk density values ranging from 2.79 t/m3 to 3.10 t/m3 were assigned to individual estimation domains based on available SG measurements for the DV, TB, NS and WF deposits.

(10) Differences may occur in totals due to rounding.

Please refer to the Company's continuous disclosure documents available on SEDAR+ for more detailed technical information regarding the Technical Report on The Combined Kitsault Valley Project, British Columbia, Canada, which is subject to the qualification statements and notes set forth in the final report posted on www.sedarplus.ca.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Preliminary Metallurgical Testing

Results of the first phase of the preliminary metallurgical testing for the Dolly Varden property was released by the Company on May 8, 2019. A silver recovery of 86.9% was obtained from the Torbrit deposit and a silver recovery of 85.6% was obtained from the Dolly Varden deposit, both based on the kinematics curves from bottle roll cyanide leach tests over a period of 96 hours. The tests were performed on drill core composite samples from the Torbrit deposit with a head grade of 290 g/t Ag and the Dolly Varden deposit with a head grade 372 g/t Ag. Metallurgical testing was conducted in the laboratories of Blue Coast Research Ltd., in Parksville, BC. Results of the second phase of the preliminary metallurgical testing were released by the Company on June 20, 2019. Results from flotation metallurgical test work on separate concentrates for Ag-Pb and Zn yielded recoveries of 88% silver, 78% lead and 70% zinc from the Torbrit deposit. For more details concerning the metallurgical test work, please refer to the Company's disclosure documents.

2024 Exploration Program

The Company completed the 2024 exploration program on October 18, 2024. Across the entire KV Project 69 drill holes were completed for a total of 31,726m; 41 holes totalling 15,5467 meters were drilled at the Dolly Varden property area and 28 holes totalling 16,181 meters were drilled at Homestake Ridge property area. The 2024 exploration program consisted of diamond drilling, surface geological mapping in and around the known deposits, initial geological mapping throughout the KV Project area on grass roots prospect, advanced metallurgical studies on the main deposits and continued environmental base line studies.

The 2024 diamond drilling program was split approximately 50/50 between the Dolly Varden and Homestake Ridge properties. One-third of the total program has been allocated to the Wolf deposit area at the Dolly Varden property, one-third allocated to the Homestake Silver deposit area and one-third has been drilled on project wide exploration targets with new discovery potential.

The drilling around the Wolf deposit was designed to test the width of the wider higher-grade silver plunge defined in 2022 and 2023 drilling, as well as following up on down dip extension remaining open from 2023 drilling. Hole spacing at Wolf is a nominal 50 metres in order to have new mineralization included into the Inferred category. The Homestake Silver drilling commenced with follow up on the 1,335 g/t Au in younger, cross cutting quartz carbonate vein stockwork discovered in 2023 drilling. The second portion of the drilling at Homestake Silver is designed to test the extents of the low north dipping plunge of wider mineralization with increased vein breccia zones defined by 2023 drilling, as well as testing a number of target areas within the Homestake Silver deposit along the wider higher-grade gold and silver mineralization plunge projection where previous drill density is low.

The exploration portion of the 2024 diamond drill program will test the extent of new mineralization intersected in 2023 drilling and on the projection of mineralized zones underneath the mid valley sediment cap that masks any surface expression of possible veins, as seen at the Wolf extension discovery made in 2021. The first of these targets that was tested is the extension of the Moose Vein, located 1.5 km north of the Wolf Vein, on a similar cross cutting structure that trends underneath the sediment cap and was intersected by one drill hole in 2023. Also included in follow up are the Silver Horde, Chance and Red Point showing areas. An additional target in an area stepping out to the west of the North Star deposit will be tested for possible expansion of mineralization along strike of the deposit along the Torbrit horizon. Samples have been submitted to the laboratory for the majority of the exploration drilling and assays are pending.

Initial metallurgical testing will be carried out at the Wolf deposit and more advanced tests to further the characterization of the Torbrit and Homestake Ridge deposits will be carried out.

Modelling

Drilling since 2019 and the data from 2024 drilling from in and around the seven deposits that make up the Current Mineral Resource Estimate is being integrated into an update geological model that can be used to constrain future Mineral Resource Estimates.

Highlights from Exploration History

The Company has been actively exploring and expanding its claim portfolio since 2011.

Relevant drill programs on the Dolly Varden property only, prior to the acquisition of the Homestake Ridge property in 2022, include the 2019 drill program consisting of 44 diamond drill holes for 11,863 metres, the 2020 drill program consisting of 11,396 metres in 40 diamond drill holes and the 2021 drill program consisting of 10,506 metres in 31 diamond drill holes.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The 2022 drilling program had a total of 37,062 m drilled in 108 drill holes. The 2022 exploration program for the KV Project included diamond drilling, ground based induced polarization geophysical survey on the Dolly Varden ground, geological mapping and surface sampling, airborne LiDAR (light detecting and ranging) survey on Homestake Ridge ground and 3D geological modelling of the consolidated 15 km trend of prospective Hazelton Group rocks that hosts the 7 deposits making up the Current Mineral Resource Estimates.

The diamond drilling portion of the Company's 2023 exploration program and associated geological work were completed on October 18, 2023. The planned 2023 exploration program at the KV Project included 51,527.80 m of diamond drilling. The planned program was designed to build upon 2022 successes through further step-out drilling that follows existing high-grade silver and gold mineralization at the Wolf and Homestake Ridge deposits, as well as appropriately spaced exploration holes to allow the inclusion of new mineralization drilled over the past three drilling programs to be included in an updated Mineral Resource Estimate.

Qualified Person

Robert van Egmond, P.Geo., Vice President Exploration, a QP, as defined by NI 43-101, prepared and approved the scientific and technical information contained in this MD&A.

Results of Operations

For the nine months ended September 30, 2024 and 2023

The total comprehensive loss for the nine months ended September 30, 2024 was $18,456,928, as compared to $22,667,044 in the same period last year, with the decrease of $4,210,116, or 16%, primarily attributed to decreases in exploration and evaluation expenditures of $5,565,932, which was offset by an increase in consulting fees and share based payment of $1,052,254 and $558,774 respectively.

Exploration and evaluation expenditures for the nine months ended September 30, 2024 were $16,545,026 (2023 - $22,110,958). Exploration and evaluation expenditures for the nine months ended September 30, 2024, were lower compared to the same period in 2023 due to a smaller planned exploration program in 2024. In 2024, 31,726 metres were drilled (2023 - 51,527 metres) using three drill rigs for the majority of the season, whereas the 2023 exploration program commenced with four active drill rigs and concluded with five drill rigs, contributing to higher expenditures in the prior year.

The total general and administrative expenses, which exclude exploration costs, amounted to $6,471,602 for the current period, as compared to $4,639,898 in the previous year. This increase of $1,831,704 was primarily attributed to an increase in consulting fees, share-based payments and marketing communications offset by a decrease in travel and accommodation.

  The share-based payments expense increased to $2,048,932 for the nine months ended September 30, 2024, compared to $1,490,158 for the same period in 2023. During the nine months ended September 30, 2024 there were 2,824,000 stock options granted (2023 -800,000) and 1,183,000 restricted share units ("RSUs") granted (2023 - 2,054,678). The valuation calculations for the options include future value considerations whereas an RSU is valued at the date of grant.  The different methods of valuation and the different amounts between the periods resulted in the increase.  Share-based payments expense is also recognized over the vesting period which may impact expense recognition.
  Consulting fees increased by $1,052,254 to $1,237,026 for the nine months ended September 30, 2024, compared to $184,772 in the same period of 2023. This increase is mainly due to $944,000 paid for financial advisory services paid to third parties.
  Management fees rose to $1,014,505 for the nine months ended September 30, 2024, from $813,500 in the comparable period of 2023. This increase is attributed to higher bonus payments and increased monthly management service fees during the current period.

During the nine months ended September 30, 2024, the Company recognized a recovery on the flow-through share premium of $3,902,974 (2023 - $3,653,886). Recovery of flow-through share premium is recognized in proportion to eligible exploration expenditures. The higher rate of recovery during the period is impacted by the higher premium per share from the 2024 financing when compared to the premium per share from the 2023 financing.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

For the three months ended September 30, 2024 and 2023

The total comprehensive loss for the three months ended September 30, 2024 was $8,984,483, as compared to $13,621,266 in the same period last year, with the $4,636,783, or 34%, change primarily attributed to a decrease in exploration and evaluation expenses of $5,545,170 which was offset by mainly an increase in consulting fees of $496,467, increase in marketing and communications of $208,223 and $85,348 increase in share based payments.

Exploration and evaluation expenditures for the three months ended September 30, 2024 were $9,268,740 (2023 - $14,813,910). Exploration and evaluation expenditures were $5,545,170 lower for the three months ended September 30, 2024 due to a smaller planned exploration program in 2024. In 2024, three drill rigs were in operation for the majority of the season, whereas the 2023 exploration program commenced with four active drill rigs and concluded with five, contributing to higher expenditures in the prior year.

The total general and administrative expenses, which exclude exploration costs, amounted to $2,231,662 for the current period, as compared to $1,286,517 in the same period last year. This increase of $945,145 was primarily attributed to an increase in share-based payment expenses, consulting fees, marketing and communications, professional fees and offset by a decrease in travel and accommodation.

  The share-based payments expense increased by $85,348 to $554,610 for the three months ended September 30, 2024, compared to $469,262 for the same period in 2023. This increase is primarily due to timing issues, as options were granted later in the year in 2024 relative to the same period in the previous year.
  Expenditures for consulting fees increased by $496,467 to $533,000 for the three months ended September 30, 2024, compared to $36,533 for the same period in 2023. This increase is mainly attributed to higher consulting fees paid for financial advisory services to third parties.
  Marketing and communications expenses increased to $560,619 for the three months ended September 30, 2024, from $352,396 for the same period in 2023. This increase is due to expanded communication efforts and enhanced marketing activities.

During the three months ended September 30, 2024, the Company recognized a recovery on the flow-through share premium of $2,272,674 (2023 - $2,371,899). Recovery of flow-through share premium is recognized in proportion to eligible exploration expenditures. The lower rate of recovery during the current period is impacted by the lower premium per share in the 2024 financing relative to the premium per share from the 2023 financing.

Interest and other income were higher in the current period at $243,245 (2023 - $182,262) due to higher cash balances in the current period relative to the same time last year.

The Company recorded a recovery of Part XII.6 tax of $nil compared to an expense of $75,000 in the same period last year. The estimated Part XII.6 tax is calculated and payable to the Canada Revenue Agency on the Company's flow-through expenditures renounced under the Look-back Rule in the prior year and unspent in the current year.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Summary of Quarterly Results

The following table summarizes selected quarterly financial information derived from the Company's condensed consolidated interim financial statements for each of the eight most recently completed fiscal quarters:

As at and for the quarter ended	September 30, 2024 (Q3/24) $	June 30, 2024 (Q2/24) $	March 31, 2024 (Q1/24) $	December 31, 2023 (Q4/23) $

Total assets	110,812,810	90,919,180	95,457,683	82,749,756
Exploration and evaluation assets	71,179,535	71,179,535	71,179,535	70,906,785
Equipment	200,794	212,504	212,140	216,056
Working capital	31,180,698	13,023,669	18,689,456	10,663,863
Shareholders' equity	102,720,027	84,574,708	90,860,131	81,945,704
Interest and other income	243,245	263,946	146,602	110,371
Total revenue	-	-	-	-
Operating loss	(11,500,402)	(9,117,867)	(2,398,362)	(4,053,789)
Total loss and comprehensive loss	(8,984,483)	(7,220,688)	(2,251,760)	(3,983,419)
Basic and fully diluted loss per share	(0.03)	(0.03)	(0.01)	(0.02)

As at and for the quarter ended	September 30, 2023 (Q3/23) $	June 30, 2023 (Q2/23) $	March 31, 2023 (Q1/23) $	December 31, 2022 (Q4/22) $

Total assets	78,249,830	95,092,093	98,602,186	100,236,360
Exploration and evaluation assets	70,906,785	70,906,785	70,906,785	70,906,785
Equipment	229,845	243,635	252,373	256,810
Working capital	4,218,696	17,356,911	23,254,145	24,813,991
Shareholders' equity	75,514,326	88,666,331	94,572,303	96,136,586
Interest income	182,262	298,139	313,843	90,986
Total revenue	-	-	-	-
Operating loss	(16,100,427)	(7,934,409)	(2,716,020)	(2,711,817)
Total loss and comprehensive loss	(13,621,266)	(6,607,961)	(2,437,817)	(2,607,084)
Basic and fully diluted loss per share	(0.05)	(0.03)	(0.01)	(0.01)

The Company had a loss of $8.9M in Q3/24 (2023 -$13.6M), a loss of $7.2M in Q2/24 (2023 - $6.6), loss of $2.2 in Q1/24 (2023 - $2.4) and a loss of $4.0 in Q4/23 (Q4/22 - $2.6). The 2024 quarterly general spending trend was as expected and is comparable to prior years, where exploration activity is highest in the second and third quarters each year. The mobilization for the drilling program started in Q2/23 and Q2/24, but the expenditures for 2023 were higher than in the current and previous years due to a relatively larger exploration program in 2023.

The Company's drill program typically operates from May to October each year. As such, the exploration related expenses are historically highest during the fiscal quarter ending in September. The exploration costs were higher in Q4/23 relative Q4/22, as the Company drilled over three times the number of metres in 2023 relative to 2022. Four to five drill rigs were utilized in 2023 on a significantly larger scale drill program versus three to four drills in 2023 and 2022. Assay work was substantially completed by December 31, 2023 for that year where in prior years there were assay delays due to COVID.

Fluctuations in exploration expenses materially impact the changes to operating losses in all periods, as exploration costs as a percentage of total expenses ranged from 18% to 109% over the eight quarters. Exploration costs in millions, excluding the benefit of the BC METC, were:  Q4/22 $1.6M, Q1/23 $0.8M, Q2/23 $6.5M, Q3/23 $14.8M, Q4/23 $2.7M, Q1/24 $0.8M, Q2/24 $6.6M and Q3/24 $9.2M.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Liquidity and Capital Resources

The Company has no operations that generate cash flow. The Company's future financial success will depend on its ability to raise capital or through the discovery and development of one or more economic mineral deposits. Discovery and development may take many years, can consume significant resources and is largely based on factors that are beyond the control of the Company and its management. To date, the Company has financed its activities by the issuance of equity securities, consisting of a combination of flow-through and non-flow-through securities. In order to continue funding exploration activities and corporate costs, the Company is reliant on their ongoing ability to raise financing through the sale of equity. This is dependent on positive investor sentiment, which in turn is influenced by a positive climate for the target commodities, a company's track record, and the experience and caliber of the Company's management. There is no assurance that equity funding will be accessible to the Company at the times and in the amounts required to fund the Company's activities. As at September 30, 2024, the Company had cash of $38,246,523 to settle accounts payable and accrued liabilities of $4,215,761, as well as the liability on flow-through share issuances of $3,877,022.

Base Shelf Prospectus

On April 26, 2023, Company filed and has a receipted final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $50,000,000 of common shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

Use of Proceeds from Past Financings

On March 26, 2024, the Company closed a bought deal public offering for gross proceeds to the Company for $14,999,985, issued 14,285,700 shares at a price of $1.05 per flow-through share. The Company has spent $12,383,991 of these proceeds on exploration as of September 30, 2024.

On November 1, 2023, the Company completed the sale of 15,384,616 common shares of the Company to Hecla Canada Ltd. at a price of $0.65 per common share for gross proceeds of $10,000,000. As at September 30, 2024, approximately $3.7 million of this funding was spent on exploration related expenses and $4.0 million was spend on general administration.

On September 4, 2024, the Company closed of first tranche of a bought deal financing for gross proceeds of $11,500,000 by issuance of 11,500,000 common shares of the Company at a price of $1.00 per common share.  In addition, the Company issued 12,960,000 flow through shares at a price of $1.25 per share with gross proceeds of $16,200,000.  The Company has not spent any of these proceeds as of September 30, 2024.

On September 27, 2024, the Company closed of second and final tranche of bought deal financing for gross proceeds of $4,500,000 from the issuance of 3,600,000 flow through shares at price of $1.25 per FT shares.  The Company has not spent any of these proceeds as of September 30, 2024.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

As disclosed in the prospectus supplement dated August 21, 2024, the Company intends to use the net proceeds from the bought deal financing as follows:

Principal Purpose	Estimated use of Net proceeds(1) $	Spent To Sept 30 $	Balance $
Exploration Expenditures - Drilling and related in 2024 for extended program	2,000,000	-	2,000,000
Exploration - Camp and other costs in 2024	1,500,000	-	1,500,000
Exploration - Drilling and related in 2025	8,600,000	-	8,600,000
Exploration - Camp and geoscience/technical team in 2025	6,500,000	-	6,500,000
Exploration - Samples and other costs in 2025	2,200,000	-	2,200,000
General & Administration	5,000,000	-	5,000,000
Business Development	500,000	-	500,000
Sub-total per prospectus supplement	26,300,000	-	26,300,000
Exploration - Contingency	2,700,000	-	2,700,000
General & Administration - Unallocated	1,450,000	-	1,450,000
Total	30,450,000	-	30,450,000

(1) Gross proceeds of $32,200,000 was raised for net proceeds of approximately $30,450,000 after deducting finders' fees and transaction costs of approximately $1,750,000.  The net proceeds from the over-allotment were allocated to General & Administration - Unallocated and an Exploration-Contingency.

Cash and Financial Condition

As of September 30, 2024, the Company had a working capital surplus of $31,180,698 (December 31, 2023 - $10,663,863), which includes the liability on flow-through share issuances of $3,877,022 (December 31, 2023 - $Nil). On March 4, 2024, the Company raised $14,999,985 gross proceeds from a bought deal public offering. The Company's working capital needs fluctuate based on exploration program requirements, which place variable demands on the Company's resources and timing of expenditures. Demand on capital is expected to increase during summer months, as drilling and exploration activity typically begins in May and ends in October. In September 2024, the Company raised $32,200,000 gross proceeds from a bought deal financing under its existing shelf prospectus.

During the nine months ended September 30, 2024, the Company used $16,454,485 (2023 - $23,524,453) of cash in operating activities. The Company had a loss of $18,456,928 (2023 - $22,667,044) from operations. Items not affecting cash totaling $-1,817,833 (2023 - $-2,122,627) were added back to the loss mainly due to share-based payments, restricted share compensation and recovery on flow-through share premium. The Company had changes in non-cash working capital items that adjusted the loss by $3,820,276 (2023 - $1,247,218). The change in cash from operations between periods was most significantly impacted by the lower loss for the year, as well as a $345,528 increase in amounts receivables (2023 - $-664,894) and a decrease of $3,411,708 in accounts payable and accrued liabilities (2023 - increase of $2,289,616) during the nine months ended September 30, 2024.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

During the nine months ended September 30, 2024, the Company acquired equipment for $20,947 (2023 - $14,136).

During the nine months ended September 30, 2024 and 2023, the Company received cash proceeds of $533,596 (2023 - $558,686) from the exercise of 1,026,999 stock options. There were net cash proceeds of $44,205,970 (2023 - $nil) from issuance of flow-through shares.

Commitments and contingencies

On May 1, 2024, the Company entered into a lease agreement for the purpose of landing helicopters and parking maximum 5 trucks from May 1, 2024 to April 30, 2026, the Company was obligated to pay basic rent of $25,750 for 2024 and $26,525 for 2025.

In June 2024, the Company also entered a lease agreement of renting land lease for two lots in Alice Arm for 3 years and the basic rent is $5,000 per annum.

Outstanding Share Data

The Company has unlimited authorized common shares, and the issued and outstanding share capital is as follows:

As at	The date of this MD&A	September 30, 2024
Common shares issued and outstanding	316,931,326	314,372,325
Restricted share units	2,552,785	2,552,785
Stock options	10,135,417	12,694,418

Summary details of the 2024 share issuances are as follows:

  On January 9, 2024, the Company issued Libero 275,000 common shares of the Company related to the acquisition of Big Bulk mineral property.
  On March 26, 2024, the Company issued 14,285,700 flow-through common shares at a price of $1.05 per common share, for aggregate gross proceeds of $14,999,985.
  On April 2, 2024, the Company granted 2,649,000 stock options to directors, officers and consultants at a price of $0.84 per share with an expiry of March 28, 2029 and also granted 1,183,000 RSUs to officers and directors of Company, which will vest equally over three years with first vesting occurring after one year.
  During the nine months ended September 30, 2024, the Company issued 684,893 shares pursuant to conversion of RSUs from reserve having a fair value of $664,346.
  During the nine months ended September 30, 2024, the Company issued 1,000,333 common shares pursuant to the exercise of stock options for proceeds of $533,596. Subsequent to September 30, 2024 the Company issued 2,559,000 common shares pursuant to the exercise of stock options for proceeds of $763,511.
  On September 4, 2024, the Company closed of first tranche of a bought deal financing for aggregate gross proceeds to the Company of $27,700,000.  Pursuant to the close of first tranche of the Offering, the Company sold 11,500,000 common shares of the Company at a price of $1.00 per common share for gross proceed of $11,500,000 and it also sold 12,960,000 common shares that qualify as "flow-through shares" at a price of $1.25 per FT share for gross proceeds of $16,200,000.
  On September 27, 2024, the Company closed of second and final tranche of bought deal financing for additional gross proceeds of $4,500,000 from the issuance of 3,600,000 flow through shares at price of $1.25 per FT shares.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Transactions with Related Parties

The Company's related parties consist of directors and officers (being key management personnel), companies with directors and officers in common, and/or companies owned in whole or in part by executive officers and/or directors of the Company.

The Company incurred the following transactions with key management personnel:

		For the three months ended		For the nine months ended
	Expense category	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
James Sabala, Director	Directors' fees	$14,150	$13,000	$41,300	$35,000
Darren Devine, Chair and Director	Directors' fees	19,200	17,950	56,350	50,350
Michael Henrichsen, Director	Directors' fees	12,500	12,500	37,500	33,500
Tim Clark, Director	Directors' fees	11,650	12,450	35,750	33,350
Linus Geological Ltd.	Exploration expense	30,000	30,000	90,000	138,000
Robert van Egmond, VP Exploration(3)	Exploration expense	67,500	65,138	400,000	334,138
S2K Capital Corp (1)	Management fees	90,000	85,000	565,000	605,000
Fehr & Associates (2)	Management fees	50,000	57,200	277,200	209,000
Ann Fehr, CFO	Share-based payments	39,465	42,786	143,604	115,075
Robert van Egmond, VP Exploration	Share-based payments	69,543	51,896	235,101	134,707
Darren Devine, Chair and Director	Share-based payments	52,849	39,335	178,425	102,987
Shawn Khunkhun, President, CEO and Director	Share-based payments	137,580	105,415	464,790	269,348
Robert McLeod, Director and Technical Advisor	Share-based payments	50,216	40,327	189,430	115,118
James Sabala, Director	Share-based payments	38,472	28,287	129,963	74,853
Tim Clark, Director	Share-based payments	32,738	27,346	112,009	74,578
Michael Henrichsen, Director	Share-based payments	34,407	27,471	117,444	74,876
		$750,270	$656,101	$3,073,866	$2,399,881

(1) A corporation controlled by Shawn Khunkhun, President, Chief Executive Officer and Director.

(2) A corporation controlled by Robert McLeod, Director and Technical Advisor.

(3) A corporation controlled by Ann Fehr, Chief Financial Officer.  This fee relates to the chief financial officer services, whereas other costs related to accounting, corporate secretary clerical support, bookkeeping, general administrative services, software and office expenses are on a cost recovery basis.

Other related party transactions:

During the nine months ended September 30, 2024 $72,305 (June 30, 2023 - $nil) in fees were paid to Fehr & Associates, a corporation controlled by the Chief Financial Officer of the Company, that provided office space, accounting and administration staff to the Company on a cost recovery basis.

At September 30, 2024, included in accounts payable is $1,943 (December 31, 2023 - $3,196) owed to directors and officers of the Company. These amounts are unsecured, non-interest-bearing and due on demand.

At September 30, 2024, included in accrued liabilities is $60,000 (December 31, 2023 - $120,000) accrued to officers and directors of the Company.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Change of Control & Termination Obligations

If the S2K Capital Corp. agreement is terminated by the Company (other than for an Event of Default or in the event of death), then the Company shall pay Mr. Khunkhun a lump sum amount equal to twelve months of the Consulting Fee.  In the event of a change of control or the 12-month period following the Change of Control, the Company shall pay Mr. Khunkhun a fee equal to twenty-four times the monthly Consulting Fee plus the simple average of any cash performance bonus paid to Mr. Khunkhun in the previous two completed financial years, if any.

In the event of a change of control, the Company shall pay Fehr & Associates a termination fee equal to twelve months of the base fee.

If the Ravex Agreement is terminated by the Company (other than for an Event of Default or in the event of death), then the Company shall pay Mr. van Egmond a lump sum amount equal to one month of the consulting fee plus one month per completed year of service counting from the date of the original agreement on January 1, 2017 to a maximum of twelve months.  In the event of a change of control, the Company shall pay Mr. van Egmond a fee of $270,000.

Financial Instruments

The Company's financial instruments currently consist of cash, amounts receivable, deposits, accounts payable and accrued liabilities. The fair value of cash is based on Level 1 of the fair value hierarchy. The fair values of amounts receivable, deposits, accounts payable and accrued liabilities approximate their book values due to the short-term nature of these instruments. Moreover, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Off-balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

Proposed Transactions

As of the date of this MD&A, the Company does not have any material proposed transactions.

Management's Responsibility for the Consolidated Financial Statements

The information included in the unaudited condensed consolidated interim financial statements and this MD&A is the responsibility of management, and their preparation in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

Share-based compensation

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statement of financial position could be impacted.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Accrual of BC METC

The provincial government of BC provides for a refundable tax on net qualified mining exploration expenditures incurred in BC. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in net income or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include, but are not limited to, the following:

Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

Risk Factors

The Company is subject to risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, continuing losses, dependence on key individuals, and the ability to secure adequate financing to meet minimum capital required to successfully complete its projects and continue as a going concern. These factors should be reviewed carefully.

The following risk factors, in addition to the risks noted above in the Financial Instruments and Liquidity and Capital Resources sections, should be given special consideration when evaluating trends, risks and uncertainties relating to the Company's business.

Exploration, Development and Production Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge of management and key employees and contractors of the Company may not eliminate. Few exploration and evaluation assets that are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations, there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions.

Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in the definition of a mineral resource. The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing silver and other exploration and evaluation assets is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, access to qualified personnel and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The remoteness and restrictions on access of the Company's exploration and evaluation assets may have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's exploration and evaluation assets are located, which are subject to poor climate conditions.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The long-term commercial success of the Company depends on its ability to explore, develop and commercially produce minerals from its exploration and evaluation assets and to locate and acquire additional properties worthy of exploration and development for minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participation uneconomic.

Substantial Capital Requirements

Management of the Company anticipates that it may make substantial future capital expenditures for the acquisition, exploration, development and production of its exploration and evaluation assets. As the Company will be at the exploration stage with no revenue being generated from the exploration activities on its exploration and evaluation assets, the Company may have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.

The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in its exploration and evaluation assets, miss certain acquisition opportunities and reduce or terminate its operations.

Competition

The mining industry is highly competitive. Many of the Company's competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Volatility of Mineral Prices

The market price of any mineral is volatile and is affected by numerous factors that are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, rate of inflation, global or regional political events and international events, as well as a range of other market forces. Sustained downward movements in mineral market prices could render less economic, or uneconomic, some or all of the mineral extraction and/or exploration activities to be undertaken by the Company.

Mineral Reserves / Mineral Resources

The Company's exploration and evaluation assets are in the early exploration stage only and, though they contain Current Mineral Resources, as disclosed on page 3 of this MD&A, they do not contain a known body of commercial minerals ("mineral reserves"). Mineral reserves are, in large part, estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral reserve estimates for exploration and evaluation assets that have not yet commenced production may require revision based on actual production experience.

Market price fluctuations of metals, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at any future-producing exploration and evaluation assets or require abandonment or delays in the development of new mining properties.

Reliance on Key Personnel

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (British Columbia) (the "BCBCA") provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

Dividends

To date, the Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on the shares of the Company will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares that may be issued by the board of directors without further action or approval of the Company's shareholders, except in limited circumstances. While the board of directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company's shareholders.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Stock Exchange Prices

The market price of a publicly traded stock is affected by many variables not all of which are directly related to the success of the Company. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies, have experienced wide fluctuations, which have not necessarily been related to the performance or underlying asset values of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

Permits and Licenses

The activities of the Company are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local Indigenous populations. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company.

Further, the mining licenses and permits issued in respect of its mineral property may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company's investments in its exploration and evaluation assets may decline.

Title Risks

The acquisition of title to exploration and evaluation assets or interests therein is a very detailed and time-consuming process. The exploration and evaluation assets may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Limited Operating History

The Company was incorporated on March 4, 2011 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. Even if the Company does undertake exploration activity on its exploration and evaluation assets, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uninsured Risks

The Company, as a participant in mining and exploration activities, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured due to high premium costs. Furthermore, the Company may incur a liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury.

Unforeseen Expenses

While the Company is not aware of any expenses that may need to be incurred that have not been taken into account, if such expenses were subsequently incurred, the expenditure proposals of the Company may be adversely affected.

Flow-through Share Private Placements ("FT Private Placements")

Historically, the Company has entered into FT Private Placements to fund exploration activities, with the most recent FT Private Placement being in December 2022. Canadian tax rules normally require the Company to have spent flow-through funds on "Canadian exploration expenses" (as defined in the Tax Act) by the end of the calendar year following the year in which they were raised. This gives the Company until December 31, 2024 to spend any amounts raised during calendar 2023 on Canadian exploration expenses.

While the Company intends to satisfy its expenditure commitments related to the FT Private Placements, there can be no assurance that it will do so. If the Company does not renounce to the purchasers of the flow-through shares, effective on or before December 31 of the year following the FT Private Placement, Canadian exploration expenses in an amount equal to the aggregate purchase price paid by such purchasers for the flow-through shares, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company shall indemnify the purchaser for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the purchaser as a consequence of such failure or reduction; however, there is no guarantee that the Company will have the financial resources required to satisfy such indemnity.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The Company may also be subject to interest on flow-through proceeds renounced under the Look-back Rules in respect of prior years, and penalties, in accordance with regulations in the Tax Act, if it is determined that flow-through proceeds were not properly or timely spent on Canadian exploration expenses.

The Company's Activities may be Impacted by the Spread of COVID-19 or Other Virus Outbreaks

The COVID-19 pandemic or any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions (including monetary policy and inflation), which may adversely impact the Company's operations and the operations of the Company's suppliers, contractors and service providers, and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the pandemic. A sustained slowdown in global growth or demand, or a significant slowdown, could have an adverse effect on metal prices and the demand for metals, supply chain disruptions and increased government regulations, all of which may negatively impact the Company's business and financial condition.

In addition, any future emergence and spread of COVID-19 or similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Company's common shares, the Company's operations, and its ability to raise equity financing for the purposes of mineral exploration and development.

Other Risks

The level of demand for the Company's exploration is increasingly affected by regional and global demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for commodities, which could adversely affect the Company's business and results of operations.

Additionally, weak global economic conditions and turmoil in global financial markets, including constraints on the availability of credit, have in the past adversely affected, and may in the future continue to adversely affect, the financial condition and creditworthiness of some of the Company's customers, suppliers and other counterparties, which in turn may negatively impact the Company's business. Any deterioration in economic conditions due to the current coronavirus concerns could negatively impact the Company's exploration.

Forward-looking Statements

This MD&A contains forward-looking statements that are based on the Company's current expectations and estimates of the business and management. Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions "anticipate", "believe", "plan", "suggest", "estimate", "anticipate", "project", "indicate", "expect", "intend", "may", "should expect", "target", "will", "unlock upside potential" and other similar words or statements that certain events or conditions "may" or "will" occur. The forward-looking statements are not historical facts, but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions, and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company's forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date of this MD&A and should not be relied upon as representing the Company's estimates as of any subsequent date.

The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company's existing plans or 2024/25 exploration program plans for the KV Project, either of which may change due to changes in the views of the Company, or if new information arises that makes it prudent to change such plans or programs; (b) focus drilling or other exploration strategies will produce new information; and (c) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company's expectations.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; fluctuations in metal prices; and the impact of the COVID-19 pandemic. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results, or otherwise. Forward-looking statements are not a guarantee of future performance, and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Additional Information

Additional information about the Company, including the audited consolidated financial statements, is available on the Company's website at www.dollyvardensilver.com and on SEDAR+ at www.sedarplus.ca.